

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2022

Alexandre Mongeon
Chief Executive Officer
Vision Marine Technologies Inc.
730 Boulevard du Cure-Boivin
Boisbriand, Quebec J7G 2A7, Canada

> **Re: Vision Marine Technologies Inc.**
> **Registration Statement on Form F-3**
> **Filed October 14, 2022**
> **File No. 333-267893**

Dear Alexandre Mongeon:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3 filed October 14, 2022

General

1. We note that on June 10, 2021 you filed a Form 6-K to announce the acquisition of Electric Boat Rental Ltd. Please provide an analysis regarding the financial statement requirements of Rule 3-05 of Regulation S-X for this acquisition.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing

cc: Rob Condon, Esq.